  As filed with the Securities and Exchange Commission on May 29, 1996



                                                 Registration No.  333-02693


- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                   ----------
                          Unimed Pharmaceuticals, Inc.
               (Exact name of registrant as specified in charter)

                        CALCULATION OF REGISTRATION FEE


                                                           Proposed Maximum          Proposed Maximum
    Title of Each Class of          Amount to be          Offering Price per        Aggregate Offering          Amount of
  Securities to be Registered        Registered               share                       Price             Registration Fee
- -----------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.25 par value      1,400,000 shares        $    7. 375(1)             $10,325,000              $  3,560.36(2)
                                                             ----------                 ----------               ----------

 Common Stock, $0.25 par value      2,153,529 shares        $     8.25(3)              $17,766,614              $  6,126.42
                                                             ----------                 ----------               ----------

 Common Stock, $0.25 par value (4)    200,000 shares        $     8.25(3)              $ 1,650,000              $    568.97
                                                             ----------                 ----------               ----------

 Common Stock, $0.25 par value (4)     50,000 shares        $     7.375                $   368,750              $    127.16(2)
                                                             ----------                 ----------               ----------

 Common Stock, $0.25 par value (4)    140,000 shares        $     7.375                $ 1,032,500              $    356.03(2)
                                                             ----------                 ----------               ----------


- ----------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low reported sales prices of the Common Stock on April 16, 1996.



(2)      Previously paid on April 18, 1996.



(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low reported sale prices of the Common Stock on May 22, 1996.



(4) Reserved for issuance upon exercise of options or warrants to purchase shares of Common Stock. This Registration Statement also covers such indeterminate number of additional shares, if any, as shall be issuable from time to time as required pursuant to the terms of the options or warrants.


         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS




                             3,943,529 Shares


                          UNIMED PHARMACEUTICALS, INC.

                                  COMMON STOCK
                          (par value $0.25 per share)


      The shares offered hereby (the "Shares") consist of 3,943,529 shares of common stock, $0.25 par value per share (the "Common Stock") of Unimed Pharmaceuticals, Inc. ("Unimed" or the "Company") which are owned by the persons listed herein as the Selling Stockholders (the "Selling Stockholders"). The Shares being offered pursuant to this Prospectus by the Selling Stockholders represent approximately 44% of the total shares of Common Stock of the Company outstanding as of March 8, 1996 (assuming the two warrants and option described below have been exercised). The Shares may be offered from time to time by the Selling Stockholders. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.



         Of the shares being registered herein, 50,000 shares are issuable upon exercise of a Warrant (the "Life Sciences Warrant") currently held by Life Sciences Corporation, 140,000 shares are issuable upon exercise of Warrants (the "Sunrise Warrants") currently held by principals of Sunrise Securities Corp. and 200,000 shares are issuable upon exercise of an option (the "Kapoor Option") held by John N. Kapoor, Ph.D., the Chairman of the Board of the Company. The resale of the shares issuable upon exercise of the Life Sciences Warrant and the Sunrise Warrant are covered by this Prospectus.



         While the Company will initially receive $418,750 if the Life Sciences Warrant is fully exercised, $1,008,000 if the Sunrise Warrant is fully exercised and $1,550,000 if the Kapoor Option is fully exercised, the Company will not receive any proceeds from sales of the Shares by the Selling Stockholders.


         The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the National Association of Securities Dealers Automated Quotation/National Market System ("NASDAQ") at the price then prevailing, although sales may also be made in negotiated transactions or otherwise. See "Plan of Distribution".


         The Company's Common Stock is quoted on NASDAQ under the symbol UMED. On May 22, 1996, the last reported sale price of the Common Stock was $ 8.25 per share.



         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the shares may be determined to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of such securities purchased by them may be deemed to be underwriter's commissions or discounts under the Securities Act (see "Selling Stockholders" and "Plan of Distribution").

                                --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                              SEE "RISK FACTORS".

                                --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is May 29, 1996

         NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY UNIMED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securites and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-25114. Copies of such materials can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         This Prospectus, which constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission are incorporated herein by reference:

         (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995 filed by the Company pursuant to Section 13 or 15(d) of the Exchange Act.


         (b) The Company's definitive Proxy Statement dated April 10, 1996 for its Annual Meeting of Stockholders held on May 2, 1996.


         (c) All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act, since December 31, 1995.

         (d) The description of the Common Stock which is contained in the Company's latest registration statement filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act, prior to termination of the offering, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

         Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to David E. Riggs, Senior Vice President and CFO, Unimed Pharmaceuticals, Inc., 2150 East Lake Cook Road, Suite 210, Buffalo Grove, Illinois 60089 (847) 541-2575.


                                  THE COMPANY

         Unimed Pharmaceuticals, Inc. ("Unimed" or the "Company") develops and markets prescription pharmaceutical products. Currently, the Company promotes one approved drug and is developing others targeted for the HIV/AIDS, endocrinology and urology markets. The Company is a Delaware corporation and is the successor to a company incorporated in 1948. The Company's principal executive officers are located at 2150 East Lake Cook Road, Suite 210, Buffalo Grove, Illinois 60089, and its telephone number is (847) 541-2525.


                                  RISK FACTORS

         An investment in the shares offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus before purchasing the shares offered hereby.

GENERAL

         Unimed's income in 1995 was principally derived from two products,
Marinol(R) and SERC(R).   Unimed assigned its rights to the SERC(R) trademark
and approvals in all parts of the world where it sold SERC(R) and ceased sales of SERC(R) on December 31, 1995. In return for the trademark assignment, Unimed received cash and access rights to data which it expects to use in its efforts
to obtain licensing for SERC(R) in the United States.   Marinol(R) is not patent
protected, is supplied by a single source and is subject to an exclusive distribution contract.

         Prior to 1994, Unimed had ten consecutive years of losses. In the fall of 1994, a new President and Chief Executive Officer was hired and a new business strategy was developed. The strategy includes efforts to increase the sales of Unimed's principal product, Marinol(R), implementation of cost control programs, and using the resulting positive cash flow, if any, as a foundation to purchase or acquire rights to additional pharmaceutical products under late stage development or already on the market. In 1995, Unimed licensed rights to three late stage development products. There is no assurance that Unimed will be able to increase positive cash flow, increase Marinol(R) sales, license rights to currently marketed products on terms that are acceptable to it, or obtain rights to other development products, or that any such products will become marketable products. Marinol(R) and SERC(R) are the only products Unimed has successfully brought from development to market.

RISKS RELATED TO MARINOL(R)

         Approximately 82% of net sales and 94% of gross profit in the year ended December 31, 1995 resulted from sales of Marinol(R). The introduction of a competing product with a substantially lower cost structure could have a material adverse effect on the sales of Marinol(R). In addition, claims have been made that certain of the benefits of Marinol(R) may be available through the use of marijuana, which is presently an illegal substance.

         Unimed has no patent protection for Marinol(R). However, Unimed has been granted Orphan Drug status for Marinol(R) for HIV/AIDS. This gives Unimed the exclusive right to sell Marinol(R) for this indication through December 1999, but does not give it exclusive rights for any other indication.

         Unimed has only one source of supply for Marinol(R). Unimed has inventory, at current sales levels, for the next 36 months.

Without an alternative source of supply, Unimed would not be able to continue sales of Marinol(R) after existing and anticipated inventory is exhausted.

         The preparation of Marinol(R) is a long and technically complex process. From start to finish, production of a batch of Marinol(R) takes approximately 12 months. There is no assurance that the sole manufacturer will be able to continue to produce Marinol(R) in the quantities and at the time it is needed, if at all.

         Roxane Laboratories, Inc. is the exclusive distributor of Marinol(R) in the United States. Roxane is only required to use reasonable efforts to distribute Marinol(R). There are no volume requirements which Roxane must meet in order to maintain its exclusivity, nor is it precluded from distributing competing or alternative products. Roxane may terminate the agreement at any time, but it may not be terminated by Unimed. There can be no assurance that Roxane will devote sufficient time and resources to the Marinol(R) product line.

         Under the distribution agreement with Roxane, Roxane solely sets the price of Marinol(R), and Unimed and Roxane split the proceeds of sales on a 50-50 basis. Unimed incurs all manufacturing costs except packaging. Under the distribution agreement, Roxane could reduce the price to approximately 1/2 of Unimed's cost and the agreement could require Unimed to sell at a loss. Based on a number of factors, including a recent price increase for Marinol(R), Unimed does not believe that Roxane would take any action to voluntarily reduce the price.

RISKS RELATED TO SERC(R)

         SERC(R) (betahistine HCl) was developed by Unimed in the 1960's. The product is widely used around the world, supplied by several manufacturers and although it is not currently approved in the United States, and excluding Unimed's sales, generates aggregate revenues of approximately $80 million per year. The majority of international sales of SERC(R) are generated by a former licensee of the Company, Solvay-Duphar. Unimed does not receive any of the revenues nor any license fees from the sales by Solvay-Duphar. Prior to the assignment by Unimed of its SERC(R) trademarks and approvals outside the United States, Unimed sold SERC(R) through distributors in Canada, Australia and South Africa. There is no patent protection for this product.

         In January, 1996, Unimed assigned its SERC(R) trademarks and approvals outside the United States, in return for a cash payment, and access to data and other technical information and know-how that may be useful to Unimed if it attempts to obtain licensing of SERC(R) in the United States. Unimed obtained FDA approval to market SERC(R) in the United States in the early 1970's, but the approval was withdrawn when the FDA questioned certain data produced at one clinical trial site in the multicenter study that supported the product's approval. Unimed appealed the FDA decision that forced Unimed to withdraw SERC(R) from the market and lost at the appellate level. There is no assurance that Unimed can conduct those clinical trials necessary to prove the safety and efficacy of SERC(R) in order to obtain FDA approval to market SERC(R) in the United States. Now that United has assigned its SERC(R) trademarks and approvals, Unimed has only one marketed product.

         Approximately 14% of Unimed's net sales and 10% of gross profit for the year ended December 31, 1995 resulted from sales of SERC(R). Without the costs resulting from the discontinuance of over-the-counter products, the gross profit for the year would have been 9% and 91% for SERC(R) and Marinol(R), respectively.

FUTURE CAPITAL NEEDS - UNCERTAINTY OF FUNDING

         Unimed expects that its existing capital resources are sufficient to permit it to complete product development for existing products. However, the acquisition of additional products, and the commitments of Unimed with respect to those products, may place demands on Unimed's capital resources in excess of existing capital and the proceeds of this offering. Unimed's future capital requirements will depend on many factors, including the results of clinical trials, the cost of obtaining regulatory approvals, the commercial success of the products under development, the future sales levels of Marinol(R), Unimed's decisions with respect to SERC(R), competitive pressures and other factors not now ascertainable. Unimed may be required to obtain additional capital to acquire and complete development of existing or future products. There can be no assurance that such capital will be available if and when needed.

NO ASSURANCE OF SUCCESSFUL PRODUCT DEVELOPMENT

         Unimed's product candidates are at various stages of development. There can be no assurance that Unimed's development will lead to products that are shown to be safe and effective in clinical trials and are commercially viable. Unimed's proposed products will require clinical testing, regulatory approval and substantial additional investment prior to commercialization. There can be no assurance that any such products will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs, be eligible for third party reimbursement from governmental or private insurers, be successfully marketed or achieve market acceptance. Further, Unimed's products may prove to have undesirable or unintended side effects that may prevent or limit their commercial use. Unimed may find, at any stage of this complex process, that products that appeared promising in Phase I and Phase II clinical trials do not demonstrate efficacy in larger-scale, Phase III clinical trials and do not receive regulatory approvals. Accordingly, any product development program undertaken by Unimed may be curtailed, redirected or eliminated at any time. There can be no assurance that Unimed's expected testing and development schedules will be met, and the failure to meet those schedules could have a material adverse effect on Unimed's financial condition and results of operations.

COST OF PRODUCT ACQUISITION - COMPETITION FOR PRODUCTS

         Unimed intends to acquire, through outright purchase, license, joint venture or other methods, late stage development products from others, and assist in the final development of those products. There are a substantial number of parties who have similar strategies to Unimed's, some of whom have substantially greater resources than Unimed. It is difficult to determine the value of a product which has not been approved or marketed, and the possibility of significant competition for such products may tend to increase the cost to Unimed beyond the point at which it will experience a reasonable return on its investment. There is no assurance that Unimed will be able to acquire any products, that any products that it may acquire will be approved by the FDA or if approved, will be marketable, or that even if marketed, Unimed will be able to obtain a sufficient return on its investment.

DEPENDENCE ON KEY PERSONNEL

         Unimed has only 16 full-time and 1 part-time employee, including a small number of executive employees. The part-time employee is the Chief Financial Officer. Unimed generally does not have more than one person responsible for each functional area, and in some cases, executives are responsible for a number of important areas. The loss of any of the Company's executives, and in some cases, its other employees, could have a material adverse effect on the Company.

HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT

         Prior to fiscal 1994, Unimed experienced losses in each of the prior 10 fiscal years. It is possible that Unimed will continue to experience losses in the future as a result of its anticipated product development and for other reasons. There can be no assurance that Unimed will be able to achieve or sustain profitability.

RELIANCE ON THIRD PARTIES FOR MANUFACTURING; MARINOL(R) EXPOSURE

         Unimed does not have any manufacturing facilities and is currently relying on third party manufacturers for Marinol(R). Unimed intends to rely on others to manufacture its products, including products that it may acquire and has no plans to establish any manufacturing operations. The manufacture of Unimed's products are subject to Good Manufacturing Practices regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There can be no assurance that Unimed's current manufacturers will comply with all applicable regulatory standards, or that Unimed would be able to identify an alternative source of supply on terms acceptable to Unimed, or on any terms. Unimed has been unable to obtain any alternative manufacturer or source of supply for Marinol(R).

UNCERTAINTY OF HEALTH CARE REIMBURSEMENT; HEALTH CARE REFORM

         Unimed's ability to continue to recognize the benefits of Marinol(R), and to commercialize new products, may depend in part on the extent to which reimbursement for the costs of such products and related treatments continue to be available from government health administration authorities, private health insurers and others. Existing reimbursement plans are under continuing pressure to cut costs, which can translate into lower prices and deferred reimbursements. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance of the availability of adequate third-party insurance reimbursement coverage that enables Unimed to establish and maintain price levels sufficient for realization of an appropriate return on its investment. Government and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of Unimed's products, the market acceptance of these products could be adversely affected.

         Health care reform proposals have been introduced in Congress and in various state legislatures. It is currently uncertain whether any health care reform legislation will be enacted at the federal level, or what actions governmental and private payers may take in response to the suggested reforms. Unimed cannot predict when any suggested reforms will be implemented, if ever, or the effect of any implemented reforms on Unimed's business. There can be no assurance that any implemented reforms will not have a material adverse effect on Unimed's future results of operations. Such reforms, if enacted, may affect the availability of third-party reimbursement for products developed by Unimed as well as the price levels at which Unimed is able to sell such products. In addition, if, and to the extent that, Unimed is able to commercialize products in overseas markets, Unimed's ability to achieve success in such markets will depend, in part, on the health care financing and reimbursement policies of such countries.

RELATIONSHIPS WITH OTHER ENTITIES; CONFLICTS OF INTEREST

         Dr. John N. Kapoor, the Chairman of the Board of Unimed, owns, controls or has significant interests in approximately 18 companies which are engaged in various aspects of the health care and pharmaceutical industry. Some of these companies may have or develop products which fit Unimed's profile for product acquisition. Some of those companies could be, or become, competitive with Unimed, or could sell or license products to others who could compete with Unimed.

         David E. Riggs, the Chief Financial Officer of the Company, is working for the Company on a part-time basis. During the balance of his time, he is functioning as the Chief Financial Officer of NeoPharm, Inc., a biopharmaceutical company in which Dr. Kapoor owns a substantial interest.

VOTING CONTROL


         Dr. John N. Kapoor owns, either directly or indirectly, a total of 2,353,529 shares of Common Stock of the Company. A portion of these shares are owned by the John N. Kapoor Trust (the "Kapoor Trust"), a trust established by John N. Kapoor for the benefit of himself and family members. The Kapoor Trust also has the right to maintain its proportionate percentage interest in the Company in connection with any sale by the Company of shares of Common

Stock. Such right may be exercised for a period of ten days following notice from the Company to the Kapoor Trust of the terms of the sale (including the parties in interest and the precise terms of the sale.) (The shares of Common Stock of the Company owned and controlled by John N. Kapoor, together with any shares issued upon exercise of the Trust Warrant and pursuant to the right of the Kapoor Trust to maintain its percentage interest in the Company are referred to herein as the "Kapoor Shares").

         The holders of the Kapoor Shares have agreed that they will not sell Shares until after April 19, 1997.

         Assuming the exercise of exercisable options held by officers and directors of the Company, the holders of the Kapoor Shares and the officers and directors of the Company would own or control approximately 31% of the outstanding Common Stock of the Company. Future stock option or stock grants, if any, could increase this percentage. Also, the Kapoor Trust continues to have a right to maintain its Common Stock ownership if securities are issued by the Company in the future. Consequently, it is conceivable that the holders of the Kapoor Shares and the officers and directors of the Company could exercise control in the future. Moreover, although the Company has not considered "going private", a large block of Common Stock in the hands of the holders of the Kapoor Shares and officers and directors could facilitate a "going-private" transaction.

GOVERNMENT REGULATION

         The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of therapeutic pharmaceutical products through lengthy and detailed laboratory and clinical testing procedures and other costly and time consuming procedures. Satisfaction of these requirements typically takes a number of years and varies substantially based upon the type, complexity and novelty of the pharmaceutical. In general, the FDA approval process for pharmaceuticals involves the submission of an IND application following preclinical studies, clinical trials in humans to demonstrate the safety and efficacy of the product under the protocols set forth in the IND, and submission of preclinical and clinical data as well as other information to the FDA in an NDA. The conduct of clinical trials will require substantial time and expense, and there can be no assurance that the results of such trials will be sufficient to support the submission or the approval of an NDA. Accordingly, there can be no assurance that FDA or other regulatory approval for any products developed by Unimed will be granted on a timely basis, or at all. There can be no assurance that Unimed will have sufficient resources to complete the required regulatory review process, or that Unimed could overcome the inability to obtain, or delays in obtaining, such approvals. The failure of Unimed to receive FDA approval for its products under development would preclude Unimed from marketing and selling new products in the United States.

         The production and marketing of Unimed's proposed products, as well as its ongoing development activities, also are subject to regulation by governmental agencies of the United States and other countries. The effect of government regulation may be to delay marketing of Unimed's products for a considerable period of time, to impose costly procedures upon Unimed's activities and to furnish a competitive advantage to larger companies that compete with Unimed. Any delay in obtaining, or failure to obtain, FDA or other necessary regulatory approvals would adversely affect the marketing of Unimed's new products and the ability to generate additional product revenue. In addition, the marketing and manufacturing of pharmaceuticals are subject to continuing FDA review and surveillance and failure to comply with regulations or discovery of previously unknown problems can result in FDA action against the product or the manufacturer, including fines, recalls, product seizures, and suspension or withdrawal of previously granted regulatory approvals. Furthermore, government regulation may increase at any time, creating additional hurdles for Unimed. The extent of potential adverse government regulation that might arise from future legislation or administrative action cannot be predicted.

PRODUCT LIABILITY

         The Company's business could expose it to the potential liability which is inherent in the production of pharmaceuticals for human use. The Company has product liability insurance in the amount of $5,000,000 per year. No significant product liability suit has ever been filed against the Company. However, if a suit were filed and a judgment entered against the Company that significantly exceeded the policy limits, it could have a material adverse effect upon the business and financial condition of the Company. There can be no assurance that the Company's product liability insurance in the future can be renewed or renewed at a rate comparable to that now being paid by the Company.

COMPETITION

         There are many companies, both public and private, including well-known pharmaceutical companies, chemical companies and specialized genetic engineering companies, engaged in developing pharmaceuticals, including biotechnological products, for human therapeutic applications. Many of these companies have substantially greater financial, research and development, manufacturing, marketing and human resources and experience than the Company and represent significant competition for the Company. Such companies may succeed in developing products that are more effective or less costly than any that may be developed by the Company and may also prove to be more successful than the Company in manufacturing and marketing. The Company does not have a significant position in the pharmaceutical market.

UNCERTAIN ABILITY TO PROTECT PATENTS AND PROPRIETARY INFORMATION

         Because of the substantial length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, the pharmaceutical industry places considerable importance on patent and trade secret protection for new technologies, products and processes. However, Marinol(R) is not currently the subject of patents or patent applications, (patents on each have expired) and Unimed does not expect to obtain patent protection for Marinol(R). NTZ, when combined with a wetting agent, and optimally, a starch derivative, in an oral composition, is the subject of a patent and a patent application, and Unimed has certain rights with respect to those patents under its license agreement; however, Unimed does not now hold any patents directly, nor is there any other patent protection available for Unimed's other products. The lack of patent protection could have a material adverse effect on Unimed's operations. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise obtain access to Unimed's know-how or that others may not be issued patents that may require licensing and the payment of significant fees or royalties by Unimed for the pursuit of its proposed business.

         The pharmaceutical industry has experienced extensive litigation regarding patent and other intellectual property rights. Accordingly, Unimed could incur substantial costs in defending itself in suits that may be brought against it claiming infringement of the patent rights of others or in asserting Unimed's patent rights in a suit against another party. Unimed may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with the patent applications of Unimed or other parties. Adverse determinations in litigation or interference proceedings could require Unimed to seek licenses (which may not be available on commercially reasonable terms) or subject Unimed to significant liabilities to third parties, and could therefore have a material adverse effect on Unimed.

         Unimed also relies on trade secrets, know-how and technological advancement to maintain its competitive position. Although Unimed uses confidentiality agreements and employee proprietary information and invention assignment agreements to protect its trade secrets and other unpatented know-how, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

FORWARD-LOOKING INFORMATION MAY PROVE INADEQUATE

         This prospectus, including material incorporated herein by reference, contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this document, the words "anticipates", "estimate", "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

CLASSIFIED BOARD OF DIRECTORS

         The directors of the Company are classified into three classes, each of which serves for a period of three years. In order to replace a majority of the directors due to unsatisfactory performance or to effect a change of control, a majority of stockholders will have to elect opposition candidates at two annual meetings instead of one. The classified Board of Directors may have an anti-takeover effect in that it will be more difficult to change the composition or to take control of the Board of Directors against its will.

LACK OF DIVIDENDS

         The Company has never paid and does not intend to pay any dividends in the foreseeable future. The Company intends to retain earnings, if any, in order to finance the expansion and development of its business.


                              SELLING STOCKHOLDERS

         All of the Shares are being sold by the Selling Stockholders. The Selling Stockholders will receive all of the proceeds from the sale of the Shares owned by the Selling Stockholders. The following table sets forth certain information with respect to the ownership of shares of Common Stock by the Selling Stockholders.

                                              Total Shares of           Number of Shares      Number of Shares
                 Name of                        Common Stock             to be Offered           to be Held
           Selling Stockholder                Held at 4/10/96       by Selling Stockholder(1)   After Sale(2)
           -------------------                ---------------       -----------------------   ----------------
 A.B. Cook Overseas, Ltd                             3,720                    3,720                   0

 Abraham Steinmetz                                  12,000                   12,000                   0

 Alan J. Rubin                                      15,000                   15,000                   0

 Alan M. Swerdoff                                    2,000                    2,000                   0

 Alex Brown Employees Hedge Fund                     2,550                    2,550                   0

 The Aries Trust                                    42,500                   42,500                   0

 Aries Domestic Fund L.P.                           42,500                   42,500                   0

 Axiom Partners L.P.                                20,000                   20,000                   0

 Bert Loebmann                                       5,000                    5,000                   0

 Bruce Barron                                        5,000                    5,000                   0

 Bulldog Capital Partners L.P.                     150,000                  150,000                   0

 Capital Trust Management                           60,000                   60,000                   0

                                              Total Shares of            Number of Shares        Number of Shares
                 Name of                        Common Stock              to be Offered             to be Held
           Selling Stockholder                Held at 4/10/96        by Selling Stockholder(1)     After Sale(2)
           -------------------                ---------------        ----------------------      ----------------
 Cerinox Finance, Inc.                              20,000                    20,000                      0

 Chaim H. Schnur                                    32,500                     8,333                 24,167

 Chase Manhattan Bank (Ireland) PLC as             100,000                   100,000                      0
 Trustee for GT Healthcare Fund

 Churchill Associates LP                            10,000                    10,000                      0

 Cradock Asset Management                           27,500                    27,500                      0

 Couderay Partners                                  30,000                    10,000                 20,000

 David Rozen                                        17,500                    17,500                      0

 David Stone                                        16,000                    16,000                      0

 David Walker                                        5,000                     5,000                      0

 Davidowitz Foundation                              20,000                    20,000                      0

 Eli Jacobson                                        8,000                     6,000                  2,000

 Everest Capital International Ltd.                 33,650(3)                 33,650                      0

 Everest Capital Fund L.P.                          16,350(3)                 16,350                      0

 Fred Holubow(4)                                    10,000                    10,000(5)                   0

 Gross Foundation Inc.                              70,000                    70,000                      0

 Harris Foundation                                  30,000                    14,000                 16,000

 Irving B. Harris Revocable Trust dtd 7/31/87      116,600(6)                 18,000                 98,600

 Jerome Kahn Jr. Revocable Trust dtd 10/16/87       20,000(7)                  5,000                 15,000

 Jerry Heymann                                       7,500                     7,500                      0

 JIBS Equities                                      20,000                    20,000                      0

 John N. Kapoor, Ph.D.(8)                        2,353,529                 2,353,529(5)                   0

 Joseph Telushkin                                    8,000                     8,000                      0

 Kurt N. Feshbach Trust                             10,000                    10,000                      0

 Lawrence Zaslow(9)                                  2,000                     2,000                      0

 Leonard Gubar                                       4,000                     4,000                      0

 Life Sciences Corporation(10)                      50,000                    50,000                      0

 MPA Profit Sharing Plan, P.C.                       5,000                     5,000                      0

 Mark B. Fisher                                     28,000                    28,000                      0

 Mercury Capital Partners                           23,730                    23,730                      0

 Mitchell I. Dolins as Trustee of the                6,000                     5,000                  1,000
 Mitchell I. Dolins Revocable Trust
 U/D/A 12/24/91

                                              Total Shares of             Number of Shares      Number of Shares
                 Name of                        Common Stock               to be Offered           to be Held
           Selling Stockholder                Held at 4/10/96        by Selling Stockholder(1)    After Sale(2)
           -------------------                ---------------        ----------------------     ----------------
 Mordachi Jofen                                      9,166                    9,166                     0

 Nathan Low(9)                                     152,185                  152,185                     0

 Oldfield Company                                   10,000                   10,000                     0

 Paul M. Michalousky                                 5,000                    5,000                     0

 Paul Scharfer(9)                                   46,103                   46,103                     0

 Penn Footwear Co.                                  20,000                   20,000                     0

 Penn Footwear Retirement Trust                     20,000                   20,000                     0

 Pequot Scout Fund, L.P.                            41,000                   41,000                     0

 Peter J. Carini                                    10,000                   10,000                     0

 Phillip T. George MD                               10,000                   10,000                     0

 Philip S. Wilson                                   10,000                   10,000                     0

 Porter Partners, L.P.                              80,000                   80,000                     0

 Preston Tsao(9)                                     2,310                    2,310                     0

 Razel Faskowitz                                     3,334                    3,334                     0

 Richard Stone(9)                                   35,402                   35,402                     0

 Robert W. Kiley                                     5,000                    5,000                     0

 Roland Weiser, Smith Barney Inc. IRA(11)            3,340                    2,000(3)              1,340

 Shaindel Devorah Steinmetz                          2,000                    2,000                     0

 Sonz Partners, L.P.                                40,000                   40,000                     0

 State Capital Partners                             10,000                   10,000                     0

 Steven & Robin Abramow                              5,000                    5,000                     0

 Steven M. Oliveira and Bernadette Oliveira          8,000                    8,000                     0
 JTWROS

 Zvi Steven Weinreb                                 11,667                   11,667                     0

 Theodore H. Friedman                                8,000                    8,000                     0

 Victor A. Morgenstern                              50,000                   50,000                     0

 Virginia R. Saul Trustee of the Virginia            3,000                    3,000                     0
 R. Saul Revocable Trust dated 10/25/95

 Westfield Performance Fund                         50,000                   50,000                     0

 William Davidowitz                                 10,000                   10,000                     0

- ------------
(1) Does not constitute a commitment to sell the Shares. The number of Shares offered shall be determined from time to time by the Selling Stockholders in their sole discretion. This list assumes that all of the Shares listed in this column are sold by the Selling Stockholders.

(2) The listing of Shares in this column is not a commitment to hold these Shares until completion of the offering. It merely states that these Shares are not being sold as a part of this offering.


(3) Everest Capital International Ltd. and Everest Capital Fund L.P. are under common control, and shares owned by each may be deemed to be beneficially owned by the other.


(4) Director of the Company since January, 1995. Does not include 17,500 Shares subject to options issued under the Company's stock option plan, exercisable within 60 days.


(5) The holders of these shares have agreed that they will not sell any of these shares prior to April 19, 1997.


(6) Does not include 237,500 Shares in client accounts managed by William Harris Investors, Inc., a registered investment advisor, of which Irving Harris is an owner and officer.


(7) Does not include 334,100 Shares in client accounts managed by William Harris Investors, Inc., a registered investment advisor, of which Jerome Kahn, Jr. is an officer.



(8) Chairman of the Board of the Company, and Chief Executive Officer prior to November 5, 1993. Includes 200,000 shares issuable upon exercise of the Kapoor Option at an exercise price of $7.75 per share, 1,648,524 Shares held by the John Kapoor Trust, of which Dr. Kapoor is the trustee, 485,000 Shares held by EJ Financial Investors III, L.P., a limited partnership of which Dr. Kapoor is the general partner, and 20,000 Shares in trust for the benefit of Dr. Kapoor's minor children. Does not include 10,000 Shares subject to exercisable options issued to Dr. Kapoor under the Company's stock option plan.



(9) Sunrise Securities Corp. acted as placement agent in a private placement by the Company of 1,400,000 Shares. Sunrise received a commission of $658,800 and a nonaccountable expense allowance of $252,000. Of this aggregate $910,800, it used $588,000 to purchase 98,000 Shares at a price of $6.00 per Share. These Shares were distributed to principals and employees of Sunrise (Nathan Low-59,585 Shares, Preston Tsao-1,060 Shares, Richard Stone-16,227 Shares and Paul Scharfer-21,128 Shares). The Company also agreed to issue the Sunrise Warrants to Sunrise, who directed that the Sunrise
         Warrants be issued to Nathan Low-92,600 Warrants, Preston Tsao-1,250 Warrants, Richard Stone-19,175 Warrants, Paul Scharfer-24,975
         Warrants and Lawrence Zaslow - 2,000 Warrants. The Sunrise Warrants are exercisable beginning March 1, 1997, and expiring on March
         1, 2001, for an aggregate of 140,000 Shares, which are included in the number of Shares to be offered hereunder.



(10) Represent shares issuable to Life Science Corporation upon exercise of Life Sciences Warrant.



(11) Roland Weiser, the beneficiary of this IRA account, is a director of the Company and has been for more than three years. The Shares shown as beneficially owned by this account does not include 41,170 Shares of Common Stock subject to exercisable options issued to Mr. Weiser under the Company's stock option plan.


        The Company has been advised that the Shares may be sold from time to time by the Selling Stockholders. Such sales may be made in the NASDAQ National Market or otherwise at prices and on terms then prevailing or in negotiated transactions. The Selling Stockholders may sell some or all of the Shares in transactions involving broker-dealers, who may act as agent or acquire the Shares as principal. Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Broker-dealers may agree with the Selling Stockholders to sell a specified number of Shares at stipulated price per Share and, to the extent such a broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principals any unsold Shares at the price required to fulfill the respective broker-dealer's commitment to the Selling Stockholder. Broker-dealers who acquire Shares as principals may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchasers of such Shares.

         The Company is bearing all costs relating to the registration of the Shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholders.

         The Company has agreed to indemnify, to the extent permitted by law, the Selling Stockholders, their officers and directors and each person who controls a Selling Stockholder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in the registration statement of which this Prospectus is a part, or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by the Selling Stockholders expressly for use therein or by a Selling Stockholder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such Selling Stockholder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company has agreed to indemnify such underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Selling Stockholder.

                                 LEGAL MATTERS

         The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Schwartz & Freeman, Chicago, Illinois.


                                    EXPERTS

         The consolidated balance sheets as of December 31, 1995 and 1994, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ending December 31, 1995, and the related financial statement schedule incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                               TABLE OF CONTENTS

                                                                                     Page
                                                                                     ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2
Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . .      2
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      9
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13



                          UNIMED PHARMACEUTICALS, INC.




                                3,943,529 Shares

                                  Common Stock
                               ($0.25 par value)





                                 --------------

                                   PROSPECTUS

                                 --------------




                                 May 29, 1996

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth an itemized estimate (other than the SEC registration fee which is the actual, not estimated, fee) of fees and expenses payable by the registrant in connection with the offering described in this registration statement, other than underwriting discounts and commissions:


SEC registration fee                                      $           10,739
                                                           -----------------
Counsel fees and expenses                                              7,500
                                                           -----------------
Accounting Fees                                                        3,000
Printing                                                               2,500
                                                           -----------------

Total                                                     $           23,739
                                                           -----------------



         All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

ITEM 16.         EXHIBITS AND FINANCIAL STATEMENTS.

  (a)     Exhibits



 Exhibit No.         Description of Exhibit
 -----------         ----------------------
 5.1                 Opinion of Schwartz & Freeman as to validity of Common Stock
 24                  Consent of Coopers & Lybrand, L.L.P., independent
                       public accountants
 24.3                Consent of Schwartz & Freeman (contained in Exhibit 5.1)

                                      SIGNATURES

         The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo Grove, State of Illinois, on May 29, 1996.



                             UNIMED PHARMACEUTICALS, INC.

                             By: /s/ Stephen M. Simes
                                --------------------------------------------
                                     Stephen M. Simes
                                     President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed on May 29, 1996, by the following persons in the capacities indicated.



 SIGNATURE                                TITLE
 ---------                                -----
 Stephen M. Simes                         President, Chief Executive Officer and
                                          Director (principal executive officer)

 David E. Riggs                           Senior Vice President, Chief Financial
                                          Officer (principal financial officer
                                          and principal accounting officer),
                                          Treasurer and Secretary

 Fred Holubow                             Director


 John N. Kapoor, Ph.D.                    Director

 James J. Lempenau                        Director

 Roland Weiser                            Director




The undersigned, Stephen M. Simes, by signing his name hereto, does hereby execute this Amendment to Registration Statement on behalf of each of the above-named persons pursuant to the powers of attorney executed by each person and filed with the Securities and Exchange Commission.



By: /s/ Stephen M. Simes
   -----------------------------
   Stephen M. Simes

                               INDEX OF EXHIBITS



EXHIBIT NO.                                       DESCRIPTION OF EXHIBIT
- -----------                                       ----------------------

 5.1                               Opinion of Schwartz & Freeman as to validity of Common Stock
 24                                Consent of Coopers & Lybrand, L.L.P., independent public accountants
 24.3                              Consent of Schwartz & Freeman (contained in Exhibit 5.1)